

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 24, 2016

David G. Mee
Executive Vice President, Finance and Administration, Chief Financial Officer
and Corporate Secretary
J. B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745

> **Re:** **J.B. Hunt Transport Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 000-11757**

Dear Mr. Mee:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A: Controls and Procedures

Disclosure Controls and Procedures, page 24

1. It appears that your disclosure may be qualified in that it does not address the full definition of disclosure controls and procedures as defined by Exchange Act Rules 13a-15(e) and 15d-15(e). In particular, it does not address the portion of the definition in regard to information that is "recorded," "reported," and "communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure." Please confirm to us and revise to clarify, if true, that the conclusion of your officers is also on this basis.

Notes to Consolidated Financial Statements

Note 3: Financing Arrangements, page 41

2. We note your disclosure in this note that the three outstanding senior note issuances were issued by a parent-level holding company with no significant assets or operations. In

connection with this, please tell us your consideration of Rule 4-08(e)(3)(i) and (ii) of Regulation S-X in regard to restricted net assets and related disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure